UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Franklin Templeton Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
One Franklin Parkway
San Mateo, California 94403-1906
Telephone Number (including area code):
(650) 312-2000
Name and address of agent for service of process:
Craig S. Tyle, Esq.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, California 94403-1906
With copies of Notices and Communications to:
Timothy A. Spangler, Esq.
Dechert LLP
650 Town Center Drive, Suite 700
Costa Mesa, CA 92626
Brenden P. Carroll, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [X] NO [ ]

SIGNATURE
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of San Mateo and the state of California on the 3rd day of September, 2019.
FRANKLIN TEMPLETON TRUST
(Registrant)
By:	/s/ Alison E. Baur Alison E. Baur Trustee, Vice President and Secretary

Attest:	/s/ Gaston Gardey Gaston Gardey Chief Financial Officer, Chief Accounting Officer and Treasurer